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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIE 09059511 ION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52992

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramirez TradeTrek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway 29th floor
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Kick 212-248-0533
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel A. Ramirez, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramirez TradeTrek Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

John V. Kick 2/24/09

Notary Public

JOHN V. KICK
NOTARY PUBLIC, State of New York
No. 01KI5082350
Qualified in Orange County
Commission Expires July 21, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMIREZ TRADETREK SECURITIES, LLC
(FORMERLY TRADETREK SECURITIES, LLC)

TABLE OF CONTENTS

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Ramirez TradeTrek Securities, LLC (formerly TradeTrek Securities, LLC)

We have audited the accompanying statement of financial condition of Ramirez TradeTrek Securities, LLC (formerly TradeTrek Securities, LLC) as of December 31, 2008, and the related statements of operations, changes in members' equity deficiency, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ramirez TradeTrek Securities, LLC (formerly TradeTrek Securities, LLC) as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 27, 2009

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

RAMIREZ TRADETREK SECURITIES, LLC
(FORMERLY TRADETREK SECURITIES, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	54,835
Deposit with clearing organization		250,865
Due from member		114,364
Accounts receivable		26,377
Prepaid expenses		30,889
Security deposits		20,000
Property and equipment - at cost, net		21,420
	$	518,750
LIABILITIES AND MEMBERS' EQUITY DEFICIENCY		
Accounts payable and accrued expenses	$	636,576
Due to member		30,045
Due to clearing broker		6,432
		673,053
Commitments		
Members' Equity Deficiency		(154,303)
	$	518,750

See notes to financial statements.

RAMIREZ TRADETREK SECURITIES, LLC
(FORMERLY TRADETREK SECURITIES, LLC)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions	$ 2,408,198
Interest income	2,520
	2,410,718
Expenses	
Employee compensation and benefits	1,190,522
Clearing expenses	242,108
Regulatory fees	51,503
Execution services and related costs	719,358
Consulting and professional fees	265,365
Occupancy	127,246
Depreciation and amortization	41,593
Interest expense	7,433
Other expenses	372,226
	3,017,354
Net loss	$ (606,636)

See notes to financial statements.

RAMIREZ TRADETREK SECURITIES, LLC
(FORMERLY TRADETREK SECURITIES, LLC)

STATEMENT OF CHANGES IN MEMBERS' EQUITY DEFICIENCY

YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$	225,166
Net loss		(606,636)
Member contributions		250,000
Distributions to member		(22,833)
Balance, December 31, 2008	$	(154,303)

See notes to financial statements.

RAMIREZ TRADETREK SECURITIES, LLC
(FORMERLY TRADETREK SECURITIES, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities		
Net loss	$	(606,636)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		41,593
Provision for doubtful accounts		(27,203)
Changes in assets and liabilities		
Due from clearing broker		122,676
Accounts receivable		31,425
Prepaid expenses		(5,174)
Accounts payable and accrued expenses		288,709
Net cash used in operating activities		(154,610)
Cash flows from investing activities		
Deposit with clearing organization		(250,865)
Refund of deposit with clearing organization		100,000
Purchase of property and equipment		(2,367)
Due to clearing broker		6,432
Refund of security deposit		5,000
Net cash used in investing activities		(141,800)
Cash flows from financing activities		
Advances from member		30,045
Advances to member		(114,364)
Contributions from member		250,000
Distributions to member		(22,833)
Net cash provided by financing activities		142,848
Net decrease in cash and cash equivalents		(153,562)
Cash and cash equivalents, beginning of year		208,397
Cash and cash equivalents, end of year	$	54,835
Supplemental cash flow disclosures		
Interest paid	$	7,433

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Ramirez TradeTrek Securities, LLC (formerly TradeTrek Securities, LLC) (the "Company") changed its name from TradeTrek Securities, LLC on August 11, 2008. The Company was formed as a limited liability company under Delaware law on December 28, 2004 and shall continue until December 31, 2054 unless sooner terminated. The Company was a wholly-owned subsidiary of Stony Lonesome Group LLC ("SLG") until July 22, 2008, when SLG sold a 51% interest in the Company to SAR Holdings, Inc.

The Company is a securities broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's customers are located primarily throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and money market accounts.

Revenue and Expense Recognition
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Accounts Receivable and Allowance for Doubtful Accounts
The Company's accounts receivable are recorded at amounts billed to customers and are presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Management has determined that no allowance is required at December 31, 2008.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. In June 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Upon implementation of FIN 48 an entity will be required to utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008 the FASB Staff issued FASB Staff Position 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises", which has deferred the implementation of FIN 48 to fiscal years beginning after December 15, 2008. Since the Company has not implemented the provisions of FIN 48, it has continued to follow policy contained in SFAS No. 5, "Accounting for Contingencies". Disclosure is not required of a loss contingency involving an unasserted claim or assessment or awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.

The FASB is currently reviewing the effects, if any, of implementing FIN 48 as it would affect pass-through entities. In the absence of any guidance, management cannot predict what effect this would have on the Company, since present practice requires the entity to pass through any tax effects to the individual members to be reported on their individual tax returns.

2 - DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a clearing deposit in the amount of $250,000. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital, as defined, of $150,000 and a ratio of aggregate indebtedness to net capital of ten to one. The Company was not in compliance with these requirements at December 31, 2008. However, after cash infusions in January 2009, the Company had re-established compliance shown below. See Subsequent Event Note.

2 - DEPOSIT WITH CLEARING BROKER (Continued)

Net capital deficiency, as defined, at December 31, 2008	$ (368,218)
Cash infusion received January 13, 2009	200,000
Cash infusion received January 28, 2009	205,000
Cash infusion received January 29, 2009	200,000
Net capital, as defined, adjusted	$ 236,782

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computer equipment	$ 104,489
Office equipment	50,697
Automobile	16,000
Telephone equipment	14,623
Leasehold improvements	6,695
	192,504
Less: accumulated depreciation and amortization	(171,084)
	$ 21,420

4 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2008, the Company had net capital and aggregate indebtedness violations. The Company notified FINRA, and one of the Company's members made a capital contribution, which cured these violations. See Subsequent Event Note.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

5 - RELATED PARTY TRANSACTIONS

Commissions revenue includes $1,026,684 earned on trades that cleared through the clearing accounts of a company that is a related party due to common ownership. Expenses totaling $327,178 were paid to this related party.

The Company paid consulting expenses of $117,045 and software license fees of $38,757 to one member. See Commitments Note.

Advances made to members or received from members are non-interest bearing and are generally settled within one year.

6 - COMMITMENTS

The Company leases office space in Newark, NJ under a lease expiring September 30, 2010. The lease provides for rent escalations for increases in real estate taxes and operating expenses. The Company also leases an automobile under an operating lease expiring April 19, 2009, requiring monthly payments of $1,685. Rent expense under all operating leases was $142,424 for the year ended December 31, 2008.

The aggregate minimum annual rental commitment under these leases is $105,035 in 2009 and $66,656 in 2010.

The Company has a consulting agreement with one of its members. Under the terms of the agreement, the Company pays the member $300,000 per year for management services. The agreement expires July 21, 2011.

7 - MAJOR CUSTOMER

Sales to two customers totaled approximately 32% of revenue for the year ended December 31, 2008.

8 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK (Continued)

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines.

9 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Company decided not to elect the fair value option permitted by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 159, "Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115", for its financial assets and liabilities not carried at fair value. Therefore, material financial assets and liabilities not carried at fair value are reported at their carrying value.

10 - SUBSEQUENT EVENT

On January 27, 2009, the Company determined that it had violated its net capital and aggregate indebtedness requirements as of December 31, 2008. One of the members made capital contributions which cured the deficiencies. Subsequently, the Company identified certain liabilities of the Company that existed as of July 22, 2008 (the date a change in ownership occurred at the Company). These liabilities were still outstanding as of December 31, 2008 but had not been recorded on the books and records. The recording of these liabilities resulted in a larger net capital deficiency as of December 31, 2008 which was subsequently reported to FINRA. The Company cured this deficiency when one of the members agreed to reclassify certain advances to the Company that were made in January 2009 from loans to capital contributions. The Company's computation of net capital (unaudited) as of January 31, 2009 showed that it was in compliance with its minimum net capital and aggregate indebtedness ratios at that date (see Notes 2 and 4).

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

SCHEDULE I

RAMIREZ TRADETREK SECURITIES, LLC
(FORMERLY TRADETREK SECURITIES,LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

Computation of net capital		
Total members' equity deficiency	$	(154,303)
Deductions and/or charges		
Non-allowable assets		213,915
Net capital before haircuts on securities positions		(368,218)
Haircuts on securities positions		-
Net capital deficiency	$	(368,218)
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	673,053
Aggregate indebtedness	$	673,053
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	44,870
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	44,870
Net capital deficiency in excess of requirement	$	(413,088)
Net capital deficiency at 1000 percent	$	(435,523)
Ratio: aggregate indebtedness to net capital deficiency		N/A
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital deficiency, as reported in Company's Part II (unaudited) Focus report	$	(102,830)
Increases (decreases) resulting from December 31, 2008 audit adjustments, net		(265,388)
Net capital deficiency, as included in this report	$	(368,218)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Ramirez TradeTrek Securities, LLC

In planning and performing our audit of the financial statements of Ramirez TradeTrek Securities, LLC (formerly TradeTrek Securities, LLC) (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we did identify a material weakness whereby the Company failed to accurately record various liabilities that existed as of July 22, 2008 (the date a change in ownership occurred at the Company). These amounts were discovered by management and quantified and recorded in the December 31, 2008 financial statements. As a result, the quarterly FOCUS reports filed by the Company in 2008 did not include certain expenses and liabilities, and the computations of aggregate indebtedness and net capital were not accurate. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements of Ramirez TradeTrek Securities, LLC as of and for the year ended December 31, 2008 and this report does not affect our report thereon dated February 27, 2009. Management has since evaluated its system of recording expense and payable transactions and made changes to the system, including personnel, to ensure that this does not occur in the future.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, and except for the matter described in the preceding paragraph that was subsequently corrected, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants
East Hanover, New Jersey
February 27, 2009

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
106

RAMIREZ TRADETREK SECURITIES, LLC
(FORMERLY TRADETREK SECURITIES, LLC)

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52992

YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT